NAME OF REGISTRANT: Markel Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

The following is an amended version of the exempt solicitation previously filed on EDGAR on April 7, 2025. The only change to the solicitation is the addition of language required by Securities and Exchange Commission (“SEC”) Compliance and Disclosure Interpretation (“C&DI”) 126.06 clarifying that the filer does not beneficially own more than $5 million in securities of the Registrant company.

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Green Century Capital Management does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal on the Markel Group, Inc.’s

2025 Proxy Statement:

Report on Company Greenhouse Gas Emissions

Markel Group, Inc. Symbol: (MKL)

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. ("Green Century”) seeks your support for the climate-related proposal filed at Markel Group, Inc. (“Markel Group” or the “Company”) in its 2025 proxy statement. The proposal asks the Company to disclose the greenhouse gas (GHG) emissions associated with its business, inclusive of investing, insuring, and underwriting.

The Proponent believes taking such action will serve the long-term interests of the Company by reducing transition, reputational, and competitive risks while addressing investor concerns over inadequate disclosure practices.

RESOLVED: Shareholders request that Markel Group issue a report, at reasonable cost and omitting proprietary information, disclosing the greenhouse gas emissions from its underwriting, insuring, and investment activities that account for major sources of its total GHG footprint.

SUPPORTING STATEMENT: In preparing the report, proponents suggest, at management’s discretion:

•	Considering GHG emissions disclosure guidance, including the GHG Protocol and

•	Partnership for Carbon Accounting Financials' Global GHG Accounting and Reporting Standards for Insurance Associated Emissions;[1] and

•	Reporting may be based on reasonable emissions estimates, prioritize disclosure for the largest GHG sources or sectors, be updated annually, and provide timelines for issuing or completing disclosures.

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1 https://carbonaccountingfinancials.com/en/newsitem/pcaf-launches-the-global-ghg-accounting-and-reporting-standard-for-insurance-associated-emissions

RATIONALE FOR A “YES” VOTE

1.	Physical and Transition Risks – Markel Group faces growing physical and transition risks from climate change that are heightened by its underwriting, insurance, and investment activities. A key step toward mitigating these risks is enhanced disclosure of the GHG emissions compounding them.
2.	Failure to meet investor expectations– Markel Group does not disclose material GHG emissions in a sustainability report and lacks board oversight of sustainability issues, thereby failing to assess its exposure, contribution to and mitigation of climate risks.
3.	Competitive Risk – Markel Group lags peers in disclosing Scope 3 emissions, creating competitive risks as competitors better mitigate climate-related risks.
4.	Reputational Risk – As the government and media scrutinize insurance companies’ role in and response to climate change, Markel Group’s failure to align its business with its carbon neutral goal exposes it to reputational risk.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for the shareholder proposal, Report on Company Greenhouse Gas Emissions, following the instructions provided on the management’s proxy mailing.

EXECUTIVE SUMMARY

The insurance industry is exposed to significant financial risk from climate change. In 2024, 78% of the USD $145B of global insured losses from natural disasters were recorded in the U.S., and the insured losses of USD $113B in the U.S. greatly exceeded the average since 2000 ($58B).2 The share of insured weather losses attributed to climate change rose 6.5% over the last decade, and Swiss Re reported insured losses are expected to double within the next ten years.3

Climate change impacts insurers’ ability to set prices that compensate for volatile climate risk—a key aspect of generating competitive returns.4 As climate disasters become more frequent and unpredictable, insurance companies are less able to model climate risk and adjust prices accordingly.5 While testifying before the U.S. Senate, the president of Aon PLC claimed that climate change has produced “a crisis of confidence around the ability to predict loss.”6

In response, many insurance companies are leveraging climate data to mitigate the risks climate change poses to their business. In a survey representing about 91% of the global insurance market, 76% of respondents reported tracking and using climate-related indicators, including GHG emissions, percentage of listed assets exposed to high transition-sensitive sectors, and green and sustainable investments.7 This data augments insurers’ understanding of how physical and transition risk will impact returns and the steps they can take to mitigate those impacts.

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2 https://www.aon.com/en/insights/reports/climate-and-catastrophe-report, 3 & 28

3 https://insure-our-future.com/wp-content/uploads/2024/12/IoF-Scorecard-2024.pdf, 5; https://www.swissre.com/press-release/New-record-of-142-natural-catastrophes-accumulates-to-USD-108-billion-insured-losses-in-2023-finds-Swiss-Re-Institute/a2512914-6d3a-492e-a190-aac37feca15b

4 https://www.cbo.gov/publication/60674

5 https://www.cbo.gov/publication/60674

6 https://www.scientificamerican.com/article/climate-change-is-destabilizing-insurance-industry/

7 https://www.iais.org/uploads/2024/12/Global-Insurance-Market-Report-2024.pdf, 69

Markel Group acknowledges that “as a company with significant property and casualty insurance underwriting operations, it may experience losses from man-made or natural catastrophes.”8 It also noted that “severe weather events are increasing and continue to be a significant cause of loss activity” and “are often occurring in locations that have previously modeled as having either moderate or benign risks, which makes it increasingly challenging for insurers to assess the risks and price accordingly.”9 Markel Group is further exposed to climate risk as a global reinsurance provider, as reinsurers have borne up to 30% of natural disaster losses in the past10

Despite the risks climate change poses to its business, Markel Group has not disclosed Scope 3 emissions associated with its underwriting, insuring, and investment activities. In fact, the Company has yet to disclose any emissions data or a sustainability report outlining its exposure and approach to climate risks. A 37.9% shareholder vote on a similar proposal last year indicates Markel Group’s investors recognize the value enhanced disclosures can bring to the Company. This failure to report on how the Company is assessing and responding to a widely acknowledged threat to its industry may lead to transition, physical, competitive, and reputational risks and fails to safeguard shareholder value.

I.	TRANSITION AND PHYSICAL RISKS

Insurance companies face transition and physical risks from climate change that are compounded by their fossil fuel underwriting and investing activities. As the economy shifts to renewables, companies continuing to finance and invest in carbon-intensive industries may face negative impacts to asset valuations, profitability, investments, and shareholder returns.11

Insurance companies are projected to incur substantial losses on fossil fuel investments.

•	In the case of a rapid and disorderly transition in 2026, one report found aggregate expected losses on bonds across the coal mining, oil & gas, power, and automotive sectors range from USD $7B to $28B. Delaying the transition by eight years increases losses to USD $14B to $40B.[12]
•	An International Association of Insurance Supervisors study reported that there would be a drop in insurers' available capital of over 14% under a disorderly transition scenario and to almost 50% under a “too little, too late” scenario.[13]
•	Global estimates of potential stranded fossil fuel assets amount to at least $1 trillion, and much of the market risk (15%) falls on private investors in OECD countries through pension funds and financial markets.[14]

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8 https://ir.mklgroup.com/investor-relations/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18215758, 20

9 https://www.Markel Group.com/about-us/news-and-press/spotlight-on-renewable-energy

10 https://docs.house.gov/meetings/BA/BA04/20231024/116462/HHRG-118-BA04-Wstate-NutterF-20231024.pdf, 2

11 https://www.mckinsey.com/capabilities/sustainability/our-insights/the-economic-transformation-what-would-change-in-the-net-zero-transition; https://www.nature.com/articles/s41558-022-01356-y; https://www.lse.ac.uk/granthaminstitute/explainers/what-are-stranded-assets/; https://www.nature.com/articles/s41558-022-01356-y

12 https://www.insurance.ca.gov/01-consumers/180-climate-change/upload/TheHiddenCostOfDelayingClimateActionForWestCoastInsuranceMarkets.pdf, 11

13 https://kpmg.com/xx/en/our-insights/regulatory-insights/regulating-for-climate-change-in-insurance.html

14 https://www.lse.ac.uk/granthaminstitute/explainers/what-are-stranded-assets/; https://www.nature.com/articles/s41558-022-01356-y

Insurance companies face additional physical risks from more frequent and severe weather increasing their insured losses, particularly in property and casualty lines.15 2023 had the highest number of billion-dollar disasters in one year, and natural catastrophe losses in 2024 rose nearly $74B higher than the 30-year inflation-adjusted average.16 A study in The Journal of Climate Finance concluded that climate risks significantly reduce insurers’ profitability, and that for every 1 unit increase in physical risk, ROE decreases by 10.36 units on average.17 At the same time, Markel Group continues to underwrite the fossil fuel infrastructure intensifying climate change and the physical risks it poses to its business.18

Markel Group invests in and underwrites fossil fuel projects that increase its physical and transition risk.19

•	Markel Group insures fossil fuel expansion, including the Sabine Pass liquid natural gas (LNG) terminal and Adani Group’s giant Carmichael coal mine.[20]
•	In 2024, Markel Group incurred USD $70.6M of net losses and loss adjustment expenses due to Hurricane Helene and Hurricane Milton, both of which were intensified by climate change.[21]
•	In 2025, Markel Group estimated its underwriting losses from the wildfires in Southern California to be between USD $90M and $130M, before income taxes.[22]

By investing in and insuring fossil fuel projects, Markel Group is exacerbating already rising insured losses from climate-related natural disasters. These losses ultimately impact shareholder returns. Disclosing the emissions associated with its underwriting, investing, and insuring activities would allow Markel Group and its investors to better assess the Company’s contribution to climate change, associated climate-related risks, and the impact of any mitigation steps over time.

II.	FAILURE TO MEET INVESTOR EXPECTATIONS

Nearly thirty-eight percent of shareholders supported a similar resolution at last year's annual meeting. Despite this strong statement by the Company’s shareholders, Markel has taken no action to provide the requested information

Markel Group has yet to disclose the Scope 3 emissions associated with its underwriting, insuring, and investing activities although climate change poses significant transition and physical risks to the Company's business. Moreover, Markel Group does not disclose GHG emissions associated with any aspect of its business or publish a sustainability report at either the group or company level, indicating to investors that the company is not prioritizing mitigating climate risks.

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15 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

16 https://www.climate.gov/news-features/blogs/beyond-data/2023-historic-year-us-billion-dollar-weather-and-climate-disasters; https://www.insurancejournal.com/news/international/2025/01/09/807524.htm

17 https://doi.org/10.1016/j.jclimf.2024.100053

18 https://science.nasa.gov/climate-change/extreme-weather/

19 https://www.markel.com/international/london/energy

20 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf, 8; https://global.insure-our-future.com/wp-content/uploads/2023/11/IOF-2023-Scorecard.pdf, 16

21 https://www.forbes.com/sites/amyfeldman/2024/10/21/climate-change-made-hurricane-milton-more-destructive-amazon-data-centers-nuclear-power-batteries/; https://www.climate.gov/news-features/event-tracker/hurricane-helenes-extreme-rainfall-and-catastrophic-inland-flooding

22 https://www.morningstar.com/news/pr-newswire/20250205ph12460/Markel Group-group-reports-2024-financial-results

Underwriting, investing, and insured emissions help companies and investors understand the extent of a company’s carbon footprint and related exposure to climate risks.

•	A McKinsey analysis found the insurance underwriting portfolio accounts for roughly 50% of total enabled emissions, and the investment portfolio accounts for the other half of total emissions for a typical P&C insurer.[23]

•	A study in Nature found that a common base year for emissions is imperative to tracking progress and limiting warming, with every year of delayed action necessitating a higher rate of decarbonization and further exposure of billions of investment dollars to transition risk.[24]

•	PwC cites that calculating insurance associated emissions can lead to a competitive advantage by creating transparency for stakeholders and better managing climate-related transition risks.[25]

•	An MSCI survey found that 88% of investors in both North America and Europe analyze the emissions of their investments to more fully consider the risks to their investments.[26]

Although Markel Group, in its words, “appropriately considers and evaluates climate risks,”27 investors and Markel Group cannot track the effectiveness of these efforts in the absence of a sustainability report disclosing the Company’s strategy and GHG emissions.

Without disclosures on board-level oversight of climate risk, how Markel Group is handling the risks climate change poses to its business is unclear. Reporting on significant GHG emissions would increase investor understanding of how Markel Group companies are contributing to their enterprise climate risk and exposing diversified investors to portfolio-level climate risk.

IV.	COMPETITIVE RISK

Markel Group lags peers in disclosing the GHG emissions associated with its investing, insuring, and underwriting and may confront competitive risks as peers more effectively address the transition, physical, and reputational risks of climate change.

The board notes in its opposition statement that it is unaware of available methods to accurately and reliably measure the GHG emissions of the Company’s insureds or emissions associated with its other insurance operations. However, this assessment means the Company is out of step with peers who already collect underwriting and investment associated emissions. U.S. insurers, Travelers,28 AIG,29 and The Hartford30 have begun to disclose emissions associated with their investments, as have Swiss Re,31 Munich Re,32 Allianz33 and Aviva.34 Further, Allianz,35 Swiss Re36 is starting to disclose its insurance associated emissions, and Aviva37 plans to do so as well.

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23 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake; SBTi is in alignment with this finding, https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf p.10

24 https://www.nature.com/articles/s41467-022-31143-4

25 https://www.casact.org/sites/default/files/2023-06/23_Spring_CS-3.pdf, 7

26 https://www.msci-institute.com/themes/climate/climate-change-dominates-investors-outlook-stanford-msci-sustainability-institute-survey-finds/

27 https://ir.mklgroup.com/investor-relations/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18341790, 12

28 https://asset.trvstatic.com/download/assets/travelers_tcfdreport2023.pdf/93114e88b97011efa5e28e42e80f1a8f, 34

29 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-sustainability-report-2023.pdf, 36

30 https://ewcstatic.thehartford.com/thehartford/the_hartford/files/Comm/cdp-project-submission.pdf, 223

31 https://www.swissre.com/dam/jcr:ec822a14-a4d7-4b6b-b0e2-49ae6036058c/2022-financial-report-doc-en.pdf#page=148, 175

32 https://www.munichre.com/content/dam/munichre/contentlounge/website-pieces/documents/MunichRe-Sustainability-Report_2022.pdf/_jcr_content/renditions/original./MunichRe-Sustainability-Report_2022.pdf, 37

33 https://www.allianz.com/content/dam/onemarketing/azcom/Allianz_com/sustainability/documents/Allianz_Group_Sustainability_Report_2023-web.pdf, 54

34 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure, 67

35 https://www.allianz.com/content/dam/onemarketing/azcom/Allianz_com/sustainability/documents/Allianz_Group_Sustainability_Report_2023-web.pdf, 50

36 https://www.swissre.com/dam/jcr:b17dff9d-c026-46e6-b3f9-a0839fb5ed65/2024-sustainability-report-en.pdf, 73

37 https://static.aviva.io/content/dam/aviva-corporate/documents/socialpurpose/pdfs/2024-transition-plan.pdf, 39

In November 2022, Partnership for Carbon Accounting Financials (PCAF) established a methodology for measuring insurance associated emissions. It noted at that time that these disclosures “will give re/insurers the possibility to gain deeper insight into the risk profile of their respective underwriting portfolios, stimulate innovative approaches to decarbonization, and create comparability for stakeholders.”38 As of April 2025, 30 insurance companies had committed to disclose or had disclosed their finance and investment associated emissions by applying PCAF guidelines.39

The board believes that the proposal “would be an unnecessary and inefficient use of Company resources” and result in a competitive disadvantage to the company. Yet, by continuing to fall behind the industry, Markel Group exposes itself to lower profitability due to its mismanagement of climate-related risks.

V.	REPUTATIONAL RISK

As media and government pressure mounts on insurers for failing to mitigate the climate risks impacting their business and customers, companies that do not demonstrate meaningful progress to reduce emissions will also experience heightened reputational risks.

The media and government are drawing attention to the role of the insurance industry in enabling climate change.

•	Major news outlets increasingly cover insurers’ contribution to and mishandling of climate risk, including The Wall Street Journal,[40] The Washington Post,[41] Bloomberg,[42] and The New York Times.[43]

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38 https://carbonaccountingfinancials.com/en/newsitem/pcaf-launches-the-global-ghg-accounting-and-reporting-standard-for-insurance-associated-emissions

39 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-financial-institutions

40 https://www.wsj.com/business/state-farm-california-pulled-plug-fires-c702fff8

41 https://www.washingtonpost.com/climate-environment/2023/06/09/investigation-insurance-companies-fossil-fuels/

42 https://www.bloomberg.com/news/articles/2023-11-09/insurers-back-oil-and-gas-industry-amid-rising-climate-threat?embedded-checkout=true

43 https://www.nytimes.com/interactive/2024/12/18/climate/insurance-non-renewal-climate-crisis.html

•	In 2022, 16 U.S. representatives sent a public letter to Markel for continuing to invest in fossil fuel expansion projects despite the risks the projects pose to the country's economic stability and furthering the climate crisis.[44]

•	In 2023, U.S. lawmakers investigated seven major insurers for continuing to insure and invest billions of dollars in fossil fuel projects and failing to report on how they underwrite, invest in, and profit from the fossil fuel industry.[45]

Markel Group states on its website that it supports the insurance industry’s push for carbon neutrality.46 However, the Company provides little evidence regarding how it supports carbon neutrality within the insurance industry or through its own products and services. By fulfilling the request of the proposal, the Company could take an important step toward creating a baseline of the full scope of its emissions and demonstrate that it takes its role in achieving emissions reductions seriously.

VI.	RESPONSE TO OPPOSITION STATEMENT

In its opposition statement, the board states that “climate and sustainability strategy, policies and programs should be addressed at the operating company level, with oversight by the Board.”47

However, none of Markel Group’s operating companies disclose information about sustainability risk or strategies, and the extent of the board’s oversight responsibilities is unclear. While the board manages climate risk as it pertains to assessing the Company’s underwriting risk appetite and pricing structures, none of Markel Group’s board committee charters addresses sustainability risk and the Company does not publish any information about whether there are board subcommittees with such oversight responsibility.

IV.	CONCLUSION

By beginning to collect emissions data, Markel Group may uncover risks and opportunities residing in its operating companies. The process can reveal where the Company is enabling long-term emissions of GHG among its insurance clients or investments. Understanding the Company’s emissions footprint can clarify where it is contributing to its own climate risk as well as that of diversified investors for whom climate change is an undiversifiable and unhedgeable risk.48

Shareholders are urged to vote FOR the proposal asking Markel Group to issue a report, at reasonable cost and omitting proprietary information, disclosing the GHG emissions from its underwriting, insuring, and investment activities.

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com

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44 https://huffman.house.gov/media-center/press-releases/reps-huffman-and-jones-call-out-us-insurance-company-for-investing-in-fossil-fuel-projects-despite-climate-risks

45 https://www.budget.senate.gov/download/budget-committee-letters-to-insurance-companies

46 https://www.markel.com/about-us/news-and-press/spotlight-on-renewable-energy

47 https://ir.mklgroup.com/investor-relations/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18341790, 12

48 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf, 4

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for the shareholder proposal, Report on Company Greenhouse Gas Emissions, following the instructions provided on the management’s proxy mailing.